UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-10857

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

470 Wheelers Farms Road

Milford, CT 06461

(Full name and address of plan)

THE WARNACO GROUP, INC.

501 Seventh Avenue

New York, New York 10018

(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)

Copies of all communication to:

The Warnaco Group, Inc.

Attention: Senior Vice President and General Counsel

501 Seventh Avenue 11th Floor

New York, New York 10018

INTRODUCTION

The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the “Plan”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements: These documents are listed in the Index to Financial Statements.

(b)	Exhibits:

Consent of Independent Registered Public Accounting Firm

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURE	F-21

INDEX TO EXHIBIT	F-22

EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Warnaco Group, Inc. Employee Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management and is derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 27, 2012

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(Dollars in thousands)

	2011	2010
ASSETS:
Investments—at fair value:
Participant-directed investments	$72,041	$73,110

Total investments	72,041	73,110

Receivables:
Employer contributions	1,730	1,674
Notes receivable from participants	1,447	1,054
Participant contributions	136	313
Accrued investment income	28	28
Other receivable	4	5

Total receivables	3,345	3,074

Total assets	75,386	76,184

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	75,386	76,184

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	80	30

NET ASSETS AVAILABLE FOR BENEFITS	$75,466	$76,214

See notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in thousands)

ADDITIONS:
Contributions:
Participant contributions	$5,581
Rollover contributions	353
Employer contributions	3,893

Total contributions	9,827

Investment (loss):
Net (depreciation) in fair value of investments	(3,224)
Dividends	948
Interest	175
Other income	109

Net investment (loss)	(1,992)

Interest income on notes receivable from participants	56

DEDUCTIONS:
Benefit payments to participants	8,534
Administrative expenses	105

Total deductions	8,639

DECREASE IN NET ASSETS	(748)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	76,214

End of year	$75,466

See notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. DESCRIPTION OF THE PLAN

The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) is sponsored by The Warnaco Group, Inc. (the “Company” or the “Sponsor”). The Plan Year covers the period from January 1 to December 31.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan, which covers most domestic non-union employees and certain employees party to collective bargaining agreements with the Company who have completed 30 days of service as provided in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended.

The Retirement Committee, which is appointed by the Board of Directors of the Company and serves without compensation, is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Bank of America, N.A. serves as Trustee and Bank of America Merrill Lynch (“Merrill Lynch”) serves as administrative service provider to the Plan. Merrill Lynch also serves as an investment manager. Mercer Investment Consulting, Inc. (“Mercer”) provides investment consulting services to the Plan.

Contributions—The Plan, as amended, provides that new participants, who are eligible, are automatically enrolled in the Plan and have 3% contributed from their eligible compensation (as defined in the Plan document, as amended), unless they make an election otherwise during the first 30 days of eligibility to either elect out of the contribution or elect to contribute a different amount in 1% increments. Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 75%) of their eligible compensation to the Plan. Highly compensated employees, as defined by ERISA, are limited to 7% pre-tax and 1% after-tax contributions. The Company matches contributions to the Plan equal to 65% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant’s contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the “Code”) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $16,500 in 2011 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual “catch-up” contribution of up to $5,500 pre-tax if they met legal and/or plan limits for the year. If any participant’s compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.

Employees who are eligible for the Plan (whether or not they actually contribute) and who are employed by the Company on the last business day of the calendar year, are eligible for any Company profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability or retirement at age 65 or older, are also eligible for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion. As of December 31, 2011 and 2010, the Plan had a receivable from the Company of $1,674,000 and $1,548,000, respectively, related to such profit sharing provision and a receivable from the Company of $56,000 and $126,000, respectively, related to the Company match.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Participant Accounts—Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions (may include both before-tax and after-tax contributions), the Company’s matching contribution, allocations of the Company’s discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers common collective trusts, investment contracts, registered investment companies and the Company’s common stock (“Warnaco Common Stock”) as investment options to participants (see Note 4 – Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 1% of the participant’s fund balance. Participants that do not make an investment election will have all contributions to their account allocated to a predetermined combination of fund investments.

Vesting—Participants are vested immediately in their contributions, plus actual earnings thereon. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period. Amounts in the Company matching and profit sharing account of an active participant who attains age 65, dies or suffers a total and permanent disability will be fully vested.

Retirement Age—Normal retirement age is 65.

Participant Loans—The Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. One new loan of each type (general purposes or residential) may be initiated once every three years. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the date of borrowing, as determined on a uniform basis by the Plan’s loan policy. The interest rate was 4.25% for loans established during the Plan year ended December 31, 2011. As of December 31, 2011, for all loans outstanding, the interest rates ranged from 4.25% to 9.25%. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.

Payment of Benefits—Upon termination of service due to total and permanent disability or retirement, vested benefits due to the participants will be paid, at the option of the participants, in either a lump sum or in installments over 5, 10 or 15 years. Upon death, vested benefits of participants will be paid to beneficiaries in a lump sum. The Plan also allows for hardship and in-service withdrawals under certain circumstances.

Forfeited Accounts—As provided in the Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Plan expenses and may be used to reduce future Company contributions to the Plan. During the year ended December 31, 2011, forfeited nonvested accounts of approximately $79,000 were used to pay administrative expenses and $221,000 were used to fund Company contributions to the Plan. The balance in the forfeiture account as of December 31, 2011and 2010 was approximately $183,000 and $271,000, respectively.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Voluntary Correction Program—During 2007, the Sponsor identified certain changes to the operation and administration of the Plan that had been made prior to January 1, 2007 but for which the Plan had not been amended. On September 15, 2011, the Sponsor submitted a Voluntary Correction Program Submission (the “Submission”) with the Internal Revenue Service (“IRS”), which detailed these failures and proposed to amend the Plan to bring it into compliance with its administrative practices. The IRS completed its review of the Submission and acknowledged acceptance of the Sponsor’s requests via a Compliance Statement dated January 12, 2012. The proposed amendments have been executed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for various investment options including common collective trusts, investment contracts, registered investment companies and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near future and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in Warnaco Common Stock are valued at the closing price reported on the active market on which the individual security is traded, the New York Stock Exchange, on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Fair values of the trusts are the net asset values of its underlying investments, and contract value is principal plus accrued interest. Investments in common collective trusts that invest in guaranteed investment contracts (“GICs”) are stated at fair value and then adjusted to contract value. Investments in common collective trusts that do not invest in GICs are valued at the net asset values of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan also has an investment in an investment contract with an insurance company which is more fully described below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Valuation of Investment Contract—The Plan’s investment contract with MetLife Insurance Company is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. The adjustments from fair market value to contract value were approximately $22,000 and $30,000 at December 31, 2011 and 2010, respectively.

Notes Receivable from Participants— Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses—Expenses of the Plan are paid by either the Plan or the Plan’s Sponsor, as provided in the Plan document. These expenses include recordkeeping services provided by the Trustee, which may be allocated to each participant’s account and professional services which are paid out of the forfeiture or ERISA revenue sharing accounts (see Note 1 – Description of the Plan). Accrued administrative expenses, if any, are shown as a separate line item in the Statements of Net Assets Available for Benefits. Administrative expenses for the year ended December 31, 2011 are shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $190,000 at December 31, 2011 and $54,000 at December 31, 2010.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC” or the “Code”) limits.

Subsequent Events—Subsequent events were evaluated through the date the financial statements were issued.

Standard Adopted—Accounting Standard Update 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”) - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

New Accounting Standard Not Yet Effective- ASU No. 2011-04—In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Plan management has not determined the impact on the disclosures in the financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the year.

Asset Valuation Techniques—

Mutual funds: Shares of registered investment companies held are primarily categorized as Level 1. They are valued at quoted market prices which represent the net asset value of shares held at Plan year-end.

Guaranteed Investment Contracts: The Plan has a fully benefit-responsive GIC with an insurance company. This GIC is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the insurance company. Fair value is calculated by the issuer by discounting the related cash flows based on current yields of similar investments with comparable durations. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Investments in GICs are categorized as Level 3.

Common Collective Trusts:

Stable value fund: The stable value fund is a common collective trust for which the fair value of participation units is based upon the net asset values as reported in the audited financial statements of the fund. The fund invests primarily in synthetic GICs issued by insurance companies and banks to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. The net unit values of the fund are determined as of the close of each business day. Investments in the stable value fund are categorized as Level 2.

Other common collective trusts: Investments in common collective trust funds, other than stable value funds, are based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust fund’s underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

Warnaco Common Stock: Investments in the Company’s common stock are valued at the closing price reported on the active market on which the securities are traded, the New York Stock Exchange, on the last business day of the Plan year. Investments in the Company’s common stock are categorized as Level 1.

Cash equivalents: Cash equivalents are investments in a money market fund, which is categorized as Level 1, because the fair value is based on quoted market prices in an active market.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and December 31, 2010.

	Fair Value Measurements at December 31, 2011 (Dollars in thousands)
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Mutual Funds
Small Cap	$5,249	$	$	$5,249
Mid Cap	6,163			6,163
Large Cap	9,977			9,977
International	15,012			15,012
Fixed Income Funds	4,888			4,888
US Government Securities	2,038			2,038

Total Mutual Funds	43,327	—	—	43,327

Guaranteed Investment Contracts			3,597	3,597
Common Collective Trusts
Invesco Stable Value Retirement Fund CL 4		12,175		12,175
Merrill Lynch Equity Index Trust		11,785		11,785

Warnaco Common Stock	968			968
Money Market Fund	189			189

	$44,484	$23,960	$3,597	$72,041

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

	Fair Value Measurements at December 31, 2010 (Dollars in thousands)
	Active Markets for Identical Assets	Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Mutual Funds
Small Cap	$4,911	$	$	$4,911
Mid Cap	5,642			5,642
Large Cap	11,311			11,311
International	15,135			15,135
Fixed Income Funds	5,713			5,713
US Government Securities	1,714			1,714

Total Mutual Funds	44,426	—	—	44,426

Guaranteed Investment Contracts			4,039	4,039
Common Collective Trusts
Merrill Lynch Retirement Preservation Trust		11,491		11,491
Merrill Lynch Equity Index Trust		11,891		11,891

Warnaco Common Stock	1,230			1,230
Money Market Fund	33			33

	$45,689	$23,382	$4,039	$73,110

For the years ended December 31, 2011 and 2010, there were no transfers in or out of Levels 1, 2 or 3.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31 2011 and 2010. The 2011 presentation has been expanded to reflect the disclosure requirements of ASU No. 2010-06.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Dollars in thousands)
Guaranteed
Investment Contract
Beginning balance—January 1, 2010	$4,808
Unrealized gains	45
Interest earned	186
Purchases, issuances and settlements (net)	(1,000)

Ending balance—December 31, 2010	4039
Total gain	158
Purchases, issuances, sales and settlements:
Purchases	—
Issuances	—
Sales	(600)
Settlements	—

Ending balance—December 31, 2011	$3,597

	Year Ended December 31,
	2011	2010
The amount of total gain for the year attributable to the change in unrealized gains or losses relating to assets still held at December 31	$9	$45

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The following tables set forth a summary of the Plan’s investments with a reported net asset value (“NAV”) at December 31, 2011 and 2010.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011 (Dollars in thousands)
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Invesco Stable Value Retirement CL 4 (a)	$12,175	$—	immediate	none	none
Merrill Lynch Equity Index Trust (b)	11,785	—	immediate	none	none

	$23,960	$—

*	The fair values of the investments have been estimated using the net asset value of the investments.

(a)	This is a collective investment whose primary objective is to seek the preservation of principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)	This trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or match the performance of the Standard & Poor's 500 composite Stock Price Index (S&P 500 Index).

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010 (Dollars in thousands)
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Merrill Lynch Retirement Preservation Trust (a)	$11,491	$—	immediate	none	none
Merrill Lynch Equity Index Trust (b)	11,891	—	immediate	none	none

	$23,382	$—

*	The fair values of the investments have been estimated using the net asset value of the investments.

(a)	This is a collective trust which seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds and similar to short or intermediate term bond funds.

(b)	This trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or match the performance of the Standard & Poor's 500 composite Stock Price Index (S&P 500 Index).

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Guaranteed Investment Contract:
MetLife Inc. Investment Contract—GR-80511 0 and 4,068,998 shares, respectively (1)	$—	$4,039
Common Collective Trusts:
Merrill Lynch Equity Index Trust 112,488 and 115,547 shares, respectively	11,785	11,891
Merrill Lynch Retirement Preservation Trust 0 and 11,491,163 shares, respectively (2)	—	11,491
Invesco Stable Value Retirement CL 4 12,234,055 and 0 shares, respectively (3)	12,175	—
Mutual Funds:
American Europacific GR FD R5 141,983 and 103,118 shares, respectively	4,982	4,260
BlackRock Capital Appr Instl 283,518 and 307,098 shares, respectively	6,147	7,303
BlackRock Global Allocation Fund 430,710 and 420,792 shares, respectively	7,856	8,205
Columbia Small Cap Value Fund 355,280 and 323,840 shares, respectively	4,754	4,456
Eaton Vance Large Cap Value Fund 223,065 and 219,361 shares, respectively	3,830	4,008
PIMCO Total Return Port. Instl 449,680 and 526,521 shares, respectively	4,888	5,713

(1)	Stated at fair value. Contract value of such investment was $ 4,069 at December 31, 2010.

(2)	Stated at fair value. For December 31, 2010 stated at fair value only.

(3)	Stated at fair value. Contract value of such investment was $ 12,234 at December 31, 2011.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2011
(Dollars in thousands)
Net (depreciation) in fair value of investments:
Common Collective Trusts	$164
Warnaco Common Stock	(71)
Mutual funds:
American Europacific GR FD R5	(790)
Blackrock Capital Appr Instl	(632)
Blackrock Global Allocation Fund	(547)
Blackrock Small CP GR INST	32
Columbia Small Cap Value Fund	(164)
Eaton Vance Large Cap Value Fund	(216)
Federated Government Income	47
Nuveen Tradewinds Intl CL I	(482)
Oppenheimer Small & Mid Cap Value Fund	(72)
PIMCO Total Return Port. Instl	16
Prudential Jennison Mid Cap Growth CL Z	(14)
Victory Special Value Fund CL	(495)

Net (depreciation) in fair value of investments:	$(3,224)

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive GIC with MetLife Insurance Company (“MetLife”). MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. This GIC is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value:

Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include (1) premature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Plan management believes that the occurrence of any such value event that would cause the Plan to transact at less than contract value is not probable. MetLife may not terminate the contract at any amount less than contract value.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Average Yields

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting. The crediting interest rate for 2011 was 4.05% and 4.25% for 2010.

	December 31,
	2011	2010
Average yields:
Based on annualized earnings (1)	4.14%	4.60%
Based on interest rate credited to participants (2)	4.16%	4.60%

(1)	Computed by dividing the annual actual aggregate earnings of the contract by the fair value of the outstanding investments on the last day of the Plan Year.

(2)	Computed by dividing the annual actual earnings credited to participants by the fair value of the outstanding investments on the last day of the Plan Year.

The Plan considers the credit and other risks associated with the MetLife investment contract to be minimal, and therefore has not provided any reserves against contract value.

Effective January 1, 2004, the MetLife investment contract no longer accepts new contributions from participants. Contributions that were already invested in the MetLife investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Plan no longer permits contributions to remain in the fund; or (c) the date the participant withdraws their contribution from the Plan.

6. COMMON COLLECTIVE TRUSTS

Effective February 1, 2011, the Plan removed, as an investment choice, the Retirement Preservation Trust (“RPT”) following the decision by Merrill Lynch to discontinue the RPT. The Invesco Stable Value Retirement Fund CL 4 (“ISV”) replaced the RPT. Investments in the RPT were transferred to the ISV after the close of business on January 31, 2011.

ISV Investment:

The ISV is a collective trust fund established and maintained by Invesco National Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the ISV, plus earnings, less participant withdrawals and administrative expenses. The ISV imposes certain restrictions on the Plan, and the ISV itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraph. Plan management believes that the occurrence of events that would cause the ISV to transact at less than contract value is not probable.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

The existence of certain conditions can limit the ISV’s ability to transact at contract value with the issuers of its investment contracts including, but not limited to: termination of the ISV, a material adverse change to the provisions of the ISV, the issuer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuers’ underwriting criteria for issuance of a clone wrapper contract.

While it is possible that some of the plans participating in the ISV may experience plan terminations or other events that would trigger fair value payouts under the ISV’s wrapper agreements, based on prior experience, the ISV’s management believes it is not probable that such events would be of sufficient magnitude to limit the ability of the ISV to transact at contract value with the participants in the ISV. Given that such events are beyond the control of the ISV, however, there can be no guarantee that this will be the case.

RPT Investment:

Prior to February 1, 2011, the Merrill Lynch Retirement Preservation Trust (“RPT”) was the only common collective trust of the Plan that consists of funds that invest primarily in fully benefit-responsive traditional guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The RPT investments in GIC’s are all with AAA-rated insurance companies, banks and trust companies. Synthetic GIC’s are contracts consisting of a combination of a portfolio of securities plus a wrapper contract issued by a financially-responsible third party (usually, a financial institution). In a synthetic GIC, the underlying investments are owned by the fund.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Bank of America, N.A., the Trustee as defined by the Plan, manages the assets of the Plan and, therefore, investments in registered investment companies and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. The Plan incurred fees for Merrill Lynch recordkeeping services of approximately $22,000 which were paid or payable to the Trustee for the year ended December 31, 2011. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

BlackRock Inc. is considered a party- in-interest as a result of its relationship with Merrill Lynch. At December 31, 2011 and 2010, the Plan held investments in BlackRock mutual funds. BlackRock Capital Appreciation Institutional Fund held 283,518 and 307,098 shares respectively, with a fair value of approximately $6,146,671 and $7,302,790, respectively. BlackRock Global Allocation Fund held 430,710 and 420,792 shares respectively, with a fair value of approximately $7,856,148 and $8,205,445, respectively. BlackRock Small Cap Growth Institutional Fund held 21,115 and 18,972 shares respectively, with a fair value of approximately $495,368 and $455,514, respectively.

As of December 31, 2011 and 2010, the Plan held 19,349 shares and 22,334 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair value of approximately $968,000 and $1,230,000, respectively.

Certain officers and employees of the Company (who may also be participants in the Plan) perform certain administrative, record keeping, accounting and financial reporting services on behalf of the Plan. The Company pays these individuals’ salaries and also pays certain other administrative expenses on behalf of the Plan. The Plan Sponsor believes that these transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated November 12, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress at December 31, 2011. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500 (in thousands):

	2011	2010
Net assets available for benefits per the financial statements	$75,466	$76,214
Adjustment from contract value to fair value for common collective trusts	(59)	—
Amounts allocated to withdrawing participants	(190)	(54)

Net assets per the Form 5500	$75,217	$76,160

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$8,534
Add: Amounts allocated to withdrawing participants at December 31, 2011	190
Less: Amounts allocated to withdrawing participants at December 31, 2010	(54)

Benefits paid to participants per Form 5500	$8,670

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2011 to Form 5500 (in thousands):

Decrease in net assets per the financial statements	$(748)
Plus: Adjustment to benefits paid to participants 2011	(190)
Less: Adjustment to benefits paid to participants 2010	54
Less: Adjustment from contract value to fair value for common collective trusts 2011	(59)

Net (loss) per Form 5500	$(943)

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

11. SUBSEQUENT EVENTS

Bank of America, N.A., trustee for the Merrill Lynch Equity Index Trust, announced that this collective investment trust will be discontinued. This fund was an investment choice available to participants of the Plan. The Plan’s Investment Committee selected Vanguard Institutional Index Fund to replace the Merrill Lynch Equity Index Trust. This investment change was effective March 23, 2012.

The Sponsor submitted a Voluntary Correction Program Submission (the “Submission”) with the IRS during 2011. The Sponsor was informed by the IRS that their Submission was accepted via a Compliance Statement dated January 12, 2012.

* * * * * * *

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739
PN: 020
FORM 5500 SCHEDULE H, Part IV, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

(a) (b)	(c)	(d)			(e)
Identity of Issue	Description of Investment	Cost		Shares	Current Value
MetLife, Inc. Investment Contract	Guaranteed Investment Contract No.
	GR-80511 - 4.25% Matures 12/31/2025	*	*	3,618,477	3,596,956
* Merrill Lynch Equity Index Trust	Common Collective Trust	*	*	112,488	11,785,345
Invesco Stable Value Ret CL 4	Common Collective Trust	*	*	12,234,055	12,175,300

Total Investment Contracts and Common Collective Trusts					27,557,601

American Europacific GR FD R5	Mutual Funds	*	*	141,983	4,982,189
* BlackRock Capital Appr Instl	Mutual Funds	*	*	283,518	6,146,671
* BlackRock Global Allocation Fund	Mutual Funds	*	*	430,710	7,856,148
* BlackRock Small CP Gr Inst	Mutual Funds	*	*	21,115	495,368
Columbia Small Cap Value Fund	Mutual Funds	*	*	355,280	4,753,648
Eaton Vance Large Cap Value Fund A	Mutual Funds	*	*	223,065	3,830,025
Federated Government Income	Mutual Funds	*	*	205,739	1,901,027
* Merrill Lynch Government Fund	Mutual Funds	*	*	137,025	137,025
Nuveen Tradewinds Intl CL I	Mutual Funds	*	*	100,644	2,172,896
Oppenheimer Small & Mid Cap Value Fund	Mutual Funds	*	*	72,894	2,214,531
PIMCO Total Return Port. Instl	Mutual Funds	*	*	449,680	4,888,018
Prudential Jennison Mid Cap Growth CL Z	Mutual Funds	*	*	25,844	744,300
Victory Special Value Fund CL A	Mutual Funds	*	*	219,296	3,203,915

Total Mutual Funds					43,325,761

* Warnaco Common Stock	Common Stock	*	*	19,349	968,246
* Merrill Lynch Cash and Distribution Account	Money Market Fund	*	*		189,205

Total Warnaco Common Stock and Cash/Money Market					1,157,451

* Participant Loans receivable	Participant loans with interest rates ranging from 4.25% to 9.25%, maturing between 2011 and 2025.	*	*		1,447,199

Total Investments ***					$73,488,012

*	Party-in-interest
**	Cost information is not required for participant directed investments and is therefore not included
***	Total investments per the Statement of Net Assets Available for Benefits excludes Notes Receivable from participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2011 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

Date: June 27, 2012	By:	/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer of The Warnaco Group, Inc.

INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm